Exhibit 11.1

U.S. Restaurant Properties, Inc.

Earnings Per Share Ratio

	Three Months Ended March 31,

(In thousands, except per share amounts)	2002	2001

Net income (loss)	$2,440	$(19,598)
Dividends on preferred stock	(1,776)	(1,776)
Net income (loss) from continuing operations	664	(21,374)
Income from discontinued operations	1,510	19
Extraordinary item	—	(340)
Net income (loss) allocable to common stockholders	$2,174	$(21,695)

Basic and diluted net income (loss) per share:
Income (loss) from continuing operations	$0.03	$(1.22)
Income from discontinued operations	0.08	—
Extraordinary item	—	(0.02)
Net income (loss) per share allocable to common stockholders	$0.11	$(1.24)

Weighted average shares outstanding
Basic	19,518	17,532
Diluted	19,784	17,532